# SEC Schedule 13D/A (Amendment No. 63) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Wendy's Company, CIK 0000030697
CUSIP: 95058W100
Title of class of securities: Common Stock, Par Value $.10 Per Share
Address of issuer's principal executive offices: One Dave Thomas Boulevard, Dublin, Ohio (OH), 43017
Date of event which requires filing of this statement: 07/08/2025
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., Trian Fund Management, L.P., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, Chief Legal Officer

## Reporting persons
- Nelson Peltz (CIK 0000928265): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,904,107; sole dispositive power 9,959,519; aggregate amount beneficially owned 30,904,107 (16.09% of the class)
  Comment: * This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended on March 30, 2025 (the "Form 10-Q")
- Peter W. May (CIK 0000928264): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 30,697,418; sole dispositive power 5,528,882; aggregate amount beneficially owned 30,697,418 (15.99% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Fund Management, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.78% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Fund Management GP, LLC (CIK 0001345472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 14,943,466; sole dispositive power 0; shared dispositive power 14,943,466; aggregate amount beneficially owned 14,943,466 (7.78% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners GP, L.P. (CIK 0001363629): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners General Partner, LLC (CIK 0001345464): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 12,798; sole dispositive power 0; shared dispositive power 12,798; aggregate amount beneficially owned 12,798 (0.01% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners, L.P. (CIK 0001345465): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,014,628; sole dispositive power 0; shared dispositive power 5,014,628; aggregate amount beneficially owned 5,014,628 (2.61% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners Master Fund, L.P. (CIK 0001345466): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 6,297,077; sole dispositive power 0; shared dispositive power 6,297,077; aggregate amount beneficially owned 6,297,077 (3.28% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners Parallel Fund I, L.P. (CIK 0001345007): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,172,869; sole dispositive power 0; shared dispositive power 1,172,869; aggregate amount beneficially owned 1,172,869 (0.61% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners Strategic Fund G-II, L.P. (CIK 0001691893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 825,291; sole dispositive power 0; shared dispositive power 825,291; aggregate amount beneficially owned 825,291 (0.43% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Trian Partners Strategic Fund-K, L.P. (CIK 0001691898): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,620,803; sole dispositive power 0; shared dispositive power 1,620,803; aggregate amount beneficially owned 1,620,803 (0.84% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.
- Matthew Peltz (CIK 0001661127): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 132,132; shared voting power 327,827; sole dispositive power 132,132; shared dispositive power 327,827; aggregate amount beneficially owned 459,959 (0.24% of the class)
  Comment: *This percentage is calculated based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $.10 Per Share
Name of issuer: The Wendy's Company
Address of issuer's principal executive offices: One Dave Thomas Boulevard, Dublin, Ohio (OH), 43017
Comment:
This Amendment No. 63 ("Amendment No. 63") amends and supplements the Schedule 13D dated October 13, 1992 (the "Original Statement"), as amended and restated by Amendment No. 6 dated May 3, 1993, as amended by Amendment No. 7 dated February 14, 1996, as amended by Amendment No. 8 dated October 13, 1998, as amended by Amendment No. 9 dated March 12, 1999, as amended by Amendment No. 10 dated May 4, 1999, as amended by Amendment No. 11 dated November 12, 2002, as amended by Amendment No. 12 dated April 25, 2003, as amended by Amendment No. 13 dated July 1, 2003, as amended by Amendment No. 14 dated September 24, 2003, as amended by Amendment No. 15 dated December 4, 2003, as amended by Amendment No. 16 dated January 15, 2004, as amended by Amendment No. 17 dated April 20, 2004, as amended by Amendment No. 18 dated June 29, 2004, as amended by Amendment No. 19 dated July 23, 2004, as amended by Amendment No. 20 dated May 23, 2005, as amended by Amendment No. 21 dated January 6, 2006, as amended by Amendment No. 22 dated February 23, 2006, as amended by Amendment No. 23 dated December 26, 2006, as amended by Amendment No. 24 dated April 23, 2008, as amended by Amendment No. 25 dated September 16, 2008, as amended by Amendment No. 26 dated September 23, 2008, as amended by Amendment No. 27 dated September 25, 2008, as amended by Amendment No. 28 dated October 1, 2008, as amended by Amendment No. 29 dated October 8, 2008, as amended by Amendment No. 30 dated November 6, 2008, as amended by Amendment No. 31 dated November 25, 2008, as amended by Amendment No. 32 dated December 5, 2008, as amended by Amendment No. 33 dated December 8, 2008, as amended by Amendment No. 34 dated December 11, 2008, as amended by Amendment 35 dated April 1, 2009, as amended by Amendment 36 dated March 9, 2010, as amended by Amendment 37 dated June 10, 2010, as amended by Amendment 38 dated February 2, 2011, as amended by Amendment 39 dated December 1, 2011 as amended by Amendment No. 40 dated February 6, 2012, as amended by Amendment No. 41 dated January 14, 2014, as amended by Amendment No. 42 dated January 15, 2014, as amended by Amendment No. 43 dated September 18, 2014, as amended by Amendment No. 44 dated June 3, 2015, as amended by Amendment No. 45 dated June 18, 2015, as amended by Amendment No. 46 dated June 25, 2015, as amended by Amendment No. 47 dated July 8, 2015, as amended by Amendment No. 48 dated July 20, 2015, as amended by Amendment No. 49 dated December 15, 2015, as amended by Amendment No. 50 dated December 6, 2016, as amended by Amendment No. 51 dated June 6, 2017, as amended by Amendment No. 52 dated February 27, 2018, as amended by Amendment No. 53 dated May 16, 2018, as amended by Amendment No. 54 dated March 7, 2019, as amended by Amendment No. 55 dated August 16, 2019, as amended by Amendment No. 56 dated May 24, 2022, as amended by Amendment No. 57 dated January 13, 2023, as amended by Amendment No. 58 dated March 3, 2023, as amended by Amendment No. 59 dated June 2, 2023 , as amended by Amendment No. 60 dated August 23, 2023, as amended by Amendment No. 61 dated August 9, 2024 and as amended by Amendment No. 62 dated September 6, 2024 (the Original Statement, as so amended shall be known as the "Statement"), with respect to the (i) the Common Stock, par value $.10 per share (the "Common Stock"), of The Wendy's Company (the "Company," formerly known as Wendy's/Arby's Group, Inc. and, before that, Triarc Companies, Inc., a Delaware corporation ("Triarc") and successor by merger to Triarc Companies, Inc., an Ohio corporation formerly named DWG Corporation) for periods commencing on or after May 28, 2009, (ii) the Common Stock, par value $.10 per share, of Triarc (through September 29, 2008, the date of the closing of the acquisition of Wendy's described in Item 4) and of the Company for the period commencing on September 30, 2008 and ending on May 27, 2009 (the "Class A Common Stock"), and (iii) for periods prior to September 30, 2008, the Class B Common Stock, Series 1, par value $.10 per share, of Triarc (the "Class B Common Stock"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Statement.

Except as set forth below, there are no changes to the information set forth in the Statement.

Items 3, 4 and 5 of the Statement are hereby amended as follows:

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented by the following:

Since the filing of Amendment No. 61, Mr. May, in his capacity as a director of the Company, was awarded 1,757 shares of Common Stock on October 3. 2024, 1,880 shares of Common Stock on January 3, 2025, 2,003 shares of Common Stock on April 2, 2025 and 2,229 shares of Common Stock on July 1, 2025; and Matthew Peltz, in his capacity as a director of the Company, was awarded 1,569 shares of Common Stock on October 3, 2024, 1,691 shares of Common Stock on January 3, 2025, 1,789 shares of Common Stock on April 2, 2025 and 2,334 shares of Common Stock on July 1, 2025.

In addition, since the filing of Amendment No. 61, each of Mr. May and Matthew Peltz received 13,984 restricted shares of Common Stock on May 21, 2025, in each case upon their re-election to the Board of Directors pursuant to the terms of the Company's 2020 Omnibus Award Plan.

## Item 4. Purpose of Transaction
Purpose of transaction:
On July 3, 2025, Matthew Peltz ("Mr. M. Peltz") informed the Company of his resignation from the Board, effective as of July 8, 2025, to devote more time to other business commitments. In a letter addressed to Arthur Winkleblack, Chairman of the Board, Mr. M. Peltz noted that that he wished the Board and the Company success in its future endeavors and enjoyed the many close friendships he developed with the Board and his many interactions with the Company's management team.

Subsequently, the Board elected Bradley G. Peltz ("Mr. B. Peltz"), son of Mr. Peltz and brother of Mr. M. Peltz, to fill the vacancy resulting from Mr. M Peltz's resignation, effective July 8, 2025. As of the date hereof, Mr. B. Peltz does not have any agreements with the Filing Persons to act together for the purpose of acquiring, holding, voting or disposing Common Stock or other equity securities of the Company. Mr. B. Peltz serves as Managing Director of Yellow Cab Holdings, LLC ("Yellow Cab"), a Wendy's franchisee that owns and operates 89 Wendy's restaurants. Mr. B. Peltz and certain family members and/or affiliates of Mr. Peltz, Mr. May and Mr. M. Peltz hold minority ownership interests in Yellow Cab and/or certain operating companies managed by Yellow Cab. For information regarding Mr. B. Peltz's ownership of, or interest in, Common Stock or other equity securities of the Company, see any applicable filings made by Mr. B. Peltz pursuant to Section 13 and/or 16 of the Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(1) Part (a) of Item 5 of the Statement is amended by deleting the eleventh through seventeenth paragraphs thereof and replacing them with the following:

Mr. Peltz directly owns and has the sole power to dispose of and the shared power to vote 9,959,519 shares of Common Stock. Mr. May directly owns and has the sole power to dispose of and the shared power to vote 5,528,882 shares of Common Stock. Mr. M. Peltz directly owns and has the sole power to dispose of and vote 132,132 shares of Common Stock.

Claudia Peltz, Mr. Peltz's wife, is the beneficial owner of 44,169 shares of Common Stock. These shares were previously beneficially owned by the Peltz L.P., the general partner of which was a limited liability company of which Mrs. Peltz was the sole member. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by Mrs. Peltz. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz 2009 Family Trust is the beneficial owner of 132,397 shares of Common Stock. Mrs. Peltz, Mr. M. Peltz, Mr. B. Peltz, another Peltz family member and an unaffiliated third party serve as the trustees of the Peltz 2009 Family Trust. The shares held by the Peltz 2009 Family Trust were previously beneficially owned by the NP 2009 GRAT, a trust of which Mr. Peltz was the sole trustee. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the 2009 Family Trust. Each of the trustees disclaims beneficial ownership of such shares.

The Nelson Peltz 2023 Non-Pourover Revocable Trust (the "Peltz 2023 Trust") is the beneficial owner of 19,140 shares of Common Stock. Mr. Peltz is the sole trustee and sole beneficiary of the Peltz 2023 Trust. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz 2023 Trust.

In addition, certain of Mr. Peltz's children (the "Peltz Children") beneficially own 81,104 shares of Common Stock, which Mr. Peltz may be deemed to beneficially own. Mr. Peltz disclaims beneficial ownership of such shares.

The Peltz Family Foundation is the beneficial owner of 195,430 shares of Common Stock. Mr. and Mrs. Peltz and Mr. M. Peltz serve as the trustees of the Peltz Family Foundation. Each of Mr. Peltz and Mr. M. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Each of Mr. Peltz and Mr. M. Peltz disclaims beneficial ownership of such shares.

The May Family Foundation is the beneficial owner of 32,910 shares of Common Stock. Mr. and Mrs. May and their two adult children serve as the directors of the May Family Foundation. Mr. May may be deemed to beneficially own the shares of Common Stock owned by the May Family Foundation. Mr. May disclaims beneficial ownership of such shares.

Pursuant to the Voting Agreement, Mr. Peltz may also be deemed to share voting power (but has no dispositive power) with respect to 5,528,882 shares of the Common Stock beneficially owned by Mr. May (excluding shares beneficially owned by the May Family Foundation), and Mr. May may also be deemed to share voting power (but has no dispositive power) with respect to 10,192,160 shares of the Common Stock beneficially owned by Mr. Peltz (excluding shares beneficially owned by Ms. Peltz and the Peltz Family Foundation). Accordingly, Mr. Peltz may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. May, and Mr. May may be deemed to beneficially own such shares of Common Stock beneficially owned by Mr. Peltz.

Trian Onshore directly owns 5,014,628 shares of Common Stock, Trian Master Fund directly owns 6,297,077 shares of Common Stock, Parallel Fund I directly owns 1,172,869 shares of Common Stock, Trian GP directly owns 12,798 shares of Common Stock, Fund-G II directly owns 825,291 shares of Common Stock, and Fund-K directly owns 1,620,803 shares of Common Stock. Mr. Peltz and Mr. May, by virtue of their relationships to Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, Trian GP, Trian GP LLC, Trian Management and Trian Management GP (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own the shares of Common Stock directly owned by Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K and Trian GP. Each of Mr. Peltz and Mr. May disclaim beneficial ownership of such shares for all other purposes.

As a result, Mr. Peltz may be deemed to beneficially own an aggregate of 30,904,107 shares of Common Stock (including shares of Common Stock beneficially owned by Mr. May, Ms. Peltz, the Peltz 2009 Family Trust, the Peltz Children, the Peltz Family Foundation, the Peltz 2023 Trust, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by the May Family Foundation), representing approximately 16.09% of the outstanding shares of Common Stock. In addition, Mr. May may be deemed to beneficially own an aggregate of 30,697,418 shares of Common Stock (including shares of Common Stock beneficially owned by the May Family Foundation, Mr. Peltz, Trian Onshore, Trian Master Fund, Parallel Fund I, Fund-G II, Fund-K, and Trian GP, but excluding shares beneficially owned by Ms. Peltz, and the Peltz Family Foundation), representing approximately 15.99% of the outstanding shares of Common Stock.

(2) Item 5 of the Statement is hereby amended and supplemented by deleting Part (a) and the first and second paragraphs of Part (b) of Item 5 of Amendment No. 61 and replacing them with the following:

(a) As of 4:00 p.m., New York City time, on July 7, 2025, the Filing Persons beneficially owned, in the aggregate, 31,069,149 shares of Common Stock, representing approximately 16.18% of the outstanding Common Stock (based upon 192,025,248 shares of Common Stock outstanding as of April 25, 2025, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended on March 30, 2025).

(b) Each of Trian Onshore, Trian Master Fund, Parallel Fund I, Trian GP, Fund-G II, and Fund-K beneficially and directly owns and has sole voting power and sole dispositive power with regard to 5,014,628, 6,297,077, 1,172,869, 12,798, 825,291, and 1,620,803 shares of Common Stock, respectively, in each case except to the extent that other Filing Persons as described in the Statement may be deemed to have shared voting power and shared dispositive power with regard to such shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, there have been no transactions by the Filing Persons during the sixty days preceding the filing of this Amendment No. 63.

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (07/08/2025)
- Peter W. May: /s/ Peter W. May, Peter W. May (07/08/2025)
- Trian Fund Management, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (07/08/2025)
- Trian Partners GP, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Partners General Partner, LLC: /s/ Peter W. May, Member (07/08/2025)
- Trian Partners, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Partners Master Fund, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Partners Parallel Fund I, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Partners Strategic Fund G-II, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Trian Partners Strategic Fund-K, L.P.: /s/ Peter W. May, Member of the General Partner of the Filing Person (07/08/2025)
- Matthew Peltz: /s/ Matthew Peltz, Matthew Peltz (07/08/2025)